September 1, 2006

VIA EDGAR AND COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd.
Registration Statement on Form S-4
Filed on March 30, 2006
File No. 333-132826

Ladies and Gentleman:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 2 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker and Mr. Brian Bhandari contain a copy of this letter, two copies of Amendment No. 2 to the Registration Statement (one of which is marked to show changes from Amendment No. 1 to the Registration Statement, as filed with the Commission on June 28, 2006) and the materials provided supplementally. In addition to disclosure responsive to the Staff’s comments (as discussed below), Amendment No. 2 to the Registration Statement includes financial information with respect to the fiscal quarter/fiscal year ended June 30, 2006 and other updated information.

The Company thanks the staff of the Commission (the “Staff”) for its thorough review of the Registration Statement and its detailed comments provided in the Staff’s letter dated August 7, 2006 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 2 to the Registration Statement.

General

1.
Please be consistent in placing an individual’s surname either before or after the given name and use the surname when using a title. See, e.g., page 55 (references to Huang Jiangnan and Jiangnan Huang); pages 55 and 57 (references to Mr. Zhang and Mr. Li).

RESPONSE: The Company has revised all references to an individual’s surname and given name to provide for consistent use of such names. In general, for persons in China, we have used the traditional format of surname followed by given name, while for persons in the U.S. we have used the traditional format of given name followed by surname.

HLS Systems International

2.
The prospectus refers in various instances to persons to whom the Gifted Time Holdings stockholders may assign their rights. See, e.g., the letter to stockholders at page 4; Questions and Answers about the Meeting at page 14. Please state whether one or more of the Gifted Time Holdings stockholders intends to assign the right to receive HLS common stock and identify the potential assignees.

RESPONSE: The Company is not aware of any plans by any Gifted Time Holdings stockholder to assign the rights to receive HLS common stock. Since those stockholders have no greater ability to assign their rights than any holder in a similar transaction, the Company believes that the reference to potential assignments inappropriately created the impression that such assignments were intended. As such, the Company has removed the references to potential assignees.

3.
Please state the conversion percentage limitation consistently. See, e.g., page 4 (no more than 20%), page 17 (less than 20%), page 58 (nearly 20%), page 74 (20%). In addition, please explain how you reached the figure of 1,150,000 shares, see, e.g., pages 4, 77.

RESPONSE: The Company has revised the conversion percentage limitation so that it is stated consistently in the Registration Statement. The figure of 1,150,000 shares was calculated as being 20% of the 5,750,000 shares sold in the initial public offering for Chardan North China Acquisition Corporation.

4.
We note your statement in your initial Form S-4 in the fee calculation table in footnote 3 that there were “being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the warrants.” Please note that Rule 416 covers the number of additional shares of common stock issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

RESPONSE: The Company understands and acknowledges that Rule 416 covers the number of additional shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

5.
We note that Chardan North China Acquisition Corp. has filed Form 10-QSB for the periods ended 3/31/06 and 9/30/05. We also note that Chardan North China Acquisition Corp filed Form 10-KSB for the fiscal year ended 12/31/05. We further note the company’s statement on its Form 10-KSB that, as of March 17, 2006, the aggregate market value of the common stock held by non-affiliates was approximately $68,712,500. Supplementally advise us how Chardan North China Acquisition Corp. is eligible to use SB forms for their Exchange Act reporting. We may have further comment.

HLS Systems International

RESPONSE: The instructions to each of Form 10-KSB and Form 10-QSB indicate that further information as to eligibility to use the form is provided in Item 10(a) of Regulation S-B. Pursuant to Regulation S-B, Item 10(a)(2)(iii), “once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years (emphasis added).” Chardan North China Acquisition Corporation (which has a fiscal year end of December 31) became a public reporting company in 2005. It has not exceeded the small business issuer revenue limit or the small business issuer public float limit at the end of two consecutive years since it became a public reporting company.

6.	We note your response to comment 2. We cannot locate the disclosure required by Rule 14a-5(e) on page 152. Provide the disclosure required by Rule 14a-5(e), as required by Item 1(c) of Schedule 14A.

RESPONSE: The disclosure required by Rule 14a-5(e) regarding shareholder proposals is provided in the Registration Statement under the heading “Stockholder Proposals.”

7.	Please define “designee” in your letter to stockholders.

RESPONSE: The Company has clarified the language in the letter regarding the directors and officers of HLS following the closing of the Gifted Time Holdings stock purchase.

8.
Please revise to change “HollySys Stockholders” to “Gifted Time Stockholders” in the letter to stockholders in proposal 1. See the similar definition in the Proxy Statement/Prospectus cover page in Paragraph 1.

RESPONSE: The Company has revised the use of the term “HollySys Stockholders” to “Gifted Time Stockholders” throughout the Registration Statement.

9.
Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. Discuss the timing of liquidating the trust in relation to dissolution of the company.

HLS Systems International

RESPONSE: The Company has added the requested disclosure under the heading “Information about Chardan - Business of Chardan - Liquidation if no business combination.”

10.	Revise to highlight the second full Paragraph on page 10.

RESPONSE: The Company has revised the Registration Statement to highlight the second full paragraph on page 10.

11.	Please revise to justify the left margins and leave the right margins ragged throughout the proxy/prospectus.

RESPONSE: The Company has revised the proxy statement/prospectus to justify the left margins and to leave the right margins ragged.

12.
Throughout the document, you make use of unnecessary defined terms. Rule 421 (b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Examples of these would be the following:

• “Stock Purchase Agreement”
• “Redomestication Merger”
• “Stock Option Plan”
• “Management Shareholders”
• “CTC”
• “SCADA”

Revise your document as appropriate.

RESPONSE: The Company has revised the Registration Statement to remove any unnecessary defined terms.

Questions and Answers about the Meeting, page 12

13.
We note that you indicate, in response to the question, “How much of the surviving company will existing Chardan stockholders own?,” that “the Gifted Time Stockholders ... will receive 23,500,000 shares of common stock of HLS representing 77% of the issued and outstanding shares ....” Later you indicate that, “if HLS issues additional shares as additional consideration to the HollySys Stockholders then the HollySys Stockholders will own approximately 82% of the issued and outstanding common stock ....” It appears that you use Gifted Time Stockholders and HollySys Stockholders interchangeably. Clarify whether you are indicating security issuances to different stockholders. If you are addressing the same stockholders then use the same term throughout the prospectus.

HLS Systems International

RESPONSE: The Company has revised the Registration Statement to replace the use of the term “HollySys Stockholders” with the term “Gifted Time Stockholders.”

14.	Add an additional question and answer to address the steps needed to be followed to secure dissenter or appraisal rights under Delaware corporate law.

RESPONSE: The Company has added the additional question and answer requested.

Enforceability of Civil Liabilities Against Foreign Persons, page 16

15.
The prospectus states that the majority of the officers and directors of the company are outside the United States. Please state in an appropriate place in the prospectus the residence of each officer and director. It appears that those officers and directors that reside abroad have not consented to service of process in the U.S. or to the jurisdiction of any U.S. court in the Stock Purchase Agreement, which is governed by Delaware law. Please confirm and, if appropriate, discuss the indemnification provisions of Article X of the agreement.

RESPONSE: The Company has added to “Directors and Management - Directors and Management Following the Stock Purchase” the country of residence of each officer and director. We confirm the staff's observation that the persons who will serve as the officers and directors of HLS have not consented in the Stock Purchase Agreement to service of process in the U.S. or to jurisdiction of any U.S. court, and we note that only two of such initial directors or executive officers are parties to the Stock Purchase Agreement. The Company has added disclosure about potential difficulties of enforcing the indemnification provisions of Article X of the agreement, and the potential use of set off rights to the discussion under the heading “The Stock Purchase Agreement - Indemnification.”

HollySys Reorganization and Ownership, page 19

16.
The prospectus states that the stock transfer agreements are valid and enforceable under PRC laws and that all relevant Chinese governmental authorities have approved the stock transfer. Please identify counsel who determined that the transfer agreements are valid and enforceable under PRC laws and include counsel’s consent to be named in this section. Please add a similar discussion of the reorganization agreement and the consignment agreements.

HLS Systems International

RESPONSE: The Company has revised the Registration Statement to identify counsel who determined that the stock transfer agreements are valid and enforceable under PRC law and has referenced counsel’s consent in that section. The Company also has added a similar discussion of the reorganization agreement and the consignment agreements. Counsel’s opinion regarding the stock transfer agreements and reorganization agreements is included as Exhibit 10.13.

17.
In the diagram that you provided to show the corporate structure of Gifted Time Holdings and other entities, consider describing or indicating how HLS System International fits into the chart after consummation of the stock purchase agreement to better help investors understand the transactions.

RESPONSE: The Company has provided responsive disclosure under “HollySys Reorganization and Ownership.”

18.
The discussion of the voting agreements at page 22 is unclear. The prospectus states that the stockholders in Beijing HollySys, who had previously entered into voting-together agreements with Dr. Wang, consigned their equity interests in the company to Gifted Times Holdings. Because they deemed Dr. Wang to be the best representative of their interests, they entered into a voting-together agreement with Dr. Wang. Please state whether, as it appears, the second voting-together agreement replaced the previous one. We have a related comment, infra, concerning the reorganization agreement, attached as Exhibit 10.12.

RESPONSE: The Company has provided responsive disclosure to the discussion of the voting-together agreements.

19.
The prospectus states at page 22 that the transfer restrictions applicable to directors and officers of a joint stock company do not apply to limited liability companies under PRC law. Therefore, after the closing of the proposed transaction, Beijing HollySys will change its form of organization to limited liability company. Please explain why “[t]his change may take up to six months to complete, depending on the process of obtaining government registration.” Please discuss whether the only uncertainty involved is the amount of time necessary for the change in organization, or whether the change instead requires PRC governmental approvals). If appropriate, please add a risk factor, discuss the uncertainties and explain any measures that the company may or will take if registration does not occur as expected. Also add this information to other parts of the prospectus, as appropriate, see, e.g., page 60 (consignment agreements provide for transfer of title, if and when restrictions on transfer are no longer applicable).

HLS Systems International

RESPONSE: The Company has provided responsive disclosure under “HollySys Reorganization and Ownership.” The Company believes that the only uncertainty is the time required to complete the administrative process. As such, it does not believe that an additional risk factor is required.

The Business Combination

20.
We note your statement that “Gifted Time Holdings will continue as the surviving company and owner of the stated interests in the HollySys Operating Companies.” (Emphasis added) We also note your statement in the Selected Unaudited Pro Forma Combined Financial Information that “the legal status of Chardan Sub (subsequently named HLS Systems International Ltd.) as the surviving corporation will not change.” Please clarify whether Gifted Time Holdings or HLS or both will survive after the stock purchase agreement and the redomestication merger.

RESPONSE: Gifted Time Holdings is not a party to any merger transaction. Both Gifted Time Holdings and HLS will survive after the consummation of the stock purchase agreement and the redomestication merger. The Company has revised the language in question to indicate that Gifted Time Holdings will continue as a wholly owned subsidiary of HLS.

Material United States Federal Income Tax Consequences of the Stock Purchase, page 29

21.
We note your response to comment 34. Please revise to identify counsel that is issuing the opinion. Also include counsel’s consent to be named in both sections discussing the material federal income tax consequences.

RESPONSE: The Company has identified counsel issuing the opinion. Counsel’s consent to being named in the Registration Statement is included in Exhibit 8.1.

Regulatory Matters, page 29

22.
We partially reissue comment 7 of our comment letter dated May 5, 2006. We note the revised disclosure on page 29. Please revise to advise whether the applications with SAFE in March 2006 need to be approved, and if so, the status thereof.

RESPONSE: The Company revised the disclosure under “Regulatory Matters” to address the status of the applications with SAFE.

23.
The prospectus refers to a detailed discussion of the Notice 75 requirements adopted by SAFE in the risk factors section at page 37. The discussion you are referring to is not located at page 37. Revise as appropriate.

HLS Systems International

RESPONSE: The Company has revised the Registration Statement to reference by caption the risk factor containing the discussion of the Notice 75 requirements adopted by SAFE.

Selected Unaudited Pro Forma Combined Financial Information, page 33

24.	Please revise to present pro forma dividends declared per share for year ended December 31, 2005, consistent with the information presented on pages 136 and 137.

RESPONSE: The Company has revised the presentation as requested.

Risk Factors, page 37

25.
It appears from the caption and the first Paragraph that the first risk factor is intended to address the material agreements of the PRC operating companies. The second paragraph, however, discusses the enforcement of civil liabilities and criminal penalties of the company’s directors and officers under the Federal securities laws. This discussion is substantially similar to the risks being addressed in the third risk factor. Please delete this discussion from the first risk factor and consolidate the discussion in the third risk factor.

RESPONSE: The Company has deleted the second paragraph of the first risk factor and has consolidated the discussion regarding enforcement of civil liabilities and criminal penalties of the company’s directors and officers under Federal securities laws in the third risk factor.

26.
The discussion in the second risk factor appears to address several different topics: the attempt to control Beijing HollySys solely through the stock consignment agreements; the validity and effectiveness under PRC law of the ownership structure of Gifted Time Holdings and the stock consignment agreements; the uncertainties of current and future PRC law and its application by PRC courts; and the discretion of PRC regulatory authorities in dealing with violations of law by Gifted Time Holdings and the PRC operating company subsidiaries. Given that these risks appear to be among the most significant in this matter, it would be appropriate to address each one separately.

In addition, each risk requires a full discussion, particularly in view of the various laws and jurisdictions involved in the transactions and their potential interplay. For example, the second risk factor states that if the stockholders of Beijing HollySys and Gifted Time Holdings fail to perform their respective obligations under the stock consignment agreements, the company “may have to expend substantial resources to enforce those agreements, and rely on legal remedies under applicable law, which may not be effective.” There is no explanation, however, of why this would be the case. Please revise the risk section accordingly.

HLS Systems International

RESPONSE: The Company has revised the second risk factor to simplify the discussion, has deleted duplicative material that was described elsewhere and has eliminated the discussion of items that are not material risks.

27.
The second risk factor states that the company has control of Beijing HollySys only through contractual agreements. The discussion states that if the consignment agreements are cancelled sometime in the future, the company would lose control of that company. See also page 62 (same). But it is not clear why this would be the case. The company believes, and its counsel has opined, that that the ownership structure of Gifted Time Holdings and the contractual agreements are valid and effective under existing PRC laws, rules and regulations. In addition, the group of individuals that controls Beijing HollySys and will continue to own the shares of that company will constitute — with the addition of Dr. Wang, with whom the individuals have voting-together agreements - the control group of Gifted Times and, subsequently, HLS. Indeed, there appears to be a significant redundancy in the measures by which the control group will exercise control of Beijing HollySys. Please discuss.

RESPONSE: The Company has revised the second risk factor. The Company agrees that there is significant redundancy in the measures by which the control group will exercise control of Beijing HollySys. As discussed with the more detailed discussion of the consignment agreements, there is little question about the validity or enforceability of the consignment agreements, but there is no assurance about the ability to obtain specific performance in the event of a breach.

28.
It appears that the loss of control of Beijing HollySys would entail the loss of control of Haotong. See page 20 (Gifted Time Holdings has control of over 51.9% of the equity interests in Haotong as a result of the consignment to it of 74.11 % of the equity interests in Beijing HollySys). If so, please add this consideration to the risk factor section and elsewhere in the prospectus in appropriate places.

RESPONSE: The Company has revised this risk factor as requested.

29.
The fourth risk factor at page 38 contains an implied comparison, i.e., “Most PRC companies historically have been less focused on establishing Western style management...” Please also address the company’s current management, legal and financial controls.

RESPONSE: The Company has revised this risk factor. The Company believes that HollySys has adequate management, legal and financial controls, but the Company has not included this “mitigating language” in the risk factors. Since this risk addresses future contingencies, the Company has moved this risk factor back, since it does not seem to be as significant as the adjoining risk factors.

HLS Systems International

30.
The fifth risk factor refers to HollySys’ “targeted emerging markets.” It appears from the discussion that these markets are located outside the PRC. Please clarify. As part of the discussion, please identify these markets specifically.

RESPONSE: The Company has revised the risk factor as requested.

31.
In the sixth risk factor, please explain why Hangzhou is a “foreign investment enterprise” and thus qualifies for a different income tax rate than that applied to the HollySys “domestic-invested enterprises.”

RESPONSE: The Company has revised the risk factor as requested.

32.	The thirteenth risk factor at page 41 is somewhat confusing. Please clarify the interplay among local governments, the central government and their agencies.

RESPONSE: The Company has determined that this risk factor is unnecessary and has deleted this risk factor.

33.
The fifteenth risk factor at page 41 states that HollySys is in the process of obtaining a required certification to participate in the railway systems market. Please state whether the control of HollySys by a foreign holding company, and the proposed substitution of HLS (which will at least initially have a minority interest composed of U.S. stockholders) for Gifted Times Holdings (which appears to be wholly owned by Chinese investors) has any relevance in the certification process.

RESPONSE: The Company has been advised that HollySys does not need any additional legal certification to participate in the railway systems market in China, so it has deleted this risk factor. The Company also has been advised that foreign invested companies are not barred from participation in the railway market and that the control of HollySys by a foreign holding company would not violate the Guideline Catalogue of Foreign Investment Industries. As a result, the Company believes the control of HollySys by a foreign holding company will not affect HollySys’ ability to participate in the railway systems market.

34.
The sixteenth risk factor discusses HollySys’ plans to participate in the market for nuclear power generation control systems. Please state whether HollySys will require certification to participate in this market. Describe any potential obstacles to certification raised by foreign control or ownership.

HLS Systems International

RESPONSE: HollySys has advised the Company that HollySys does not require any additional certification to participate in the nuclear power generation market and that the change in ownership will not affect any certification requirements.

35.
We note your statement in risk factor twenty two that “the risk of failure of HollySys’ integrated solutions in the industrial sector normally involves limited potential of liability. For example ... based on the following facts ....” Risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section. You may address the noted factors later in your prospectus.

RESPONSE: The Company has deleted the mitigating language.

36.	Advise us why you deleted the examples of the higher risk of liability with the nuclear power generation and railway control systems sectors.

RESPONSE: The Company has revised the risk factor to address these risks.

37.	It appears that your twenty-seventh risk factor is duplicative of an earlier risk factor. Revise to consolidate both risk factors.

RESPONSE: The Company has deleted the twenty-seventh risk factor and consolidated the risk factors to prevent duplication.

38.
The caption of the thirtieth risk factor at page 45 is confusing, and conflicts with the conclusion of the discussion that, to the extent the RMB appreciates against the dollar over time, HollySys’ earnings in dollar terms will increase. Please revise.

RESPONSE: The Company has revised the caption as requested.

39.
The third sentence of the thirty-first risk factor at page 46 (referring to significant reduction in governmental control of currency conversion) appears to conflict with the first two sentences (referring to strict government regulation of currency conversion). In addition, the discussion concerns Hangzhou’s ability following the proposed transaction to pay dividends without SAFE prior approval, whereas the caption seems to refer to future potential changes in foreign exchange regulations that could adversely affect Hangzhou. Please revise.

HLS Systems International

RESPONSE: The Company has revised the risk factor as requested.

40.	With respect to the thirty-second risk factor, please modify the caption to:

•	introduce the term “Overseas Special Intention Company (OSIC)” in the caption;

•	identify the “PRC residents” at issue in this matter; and

•	clarify the last phrase (“the domestic company may not distribute profits or proceeds from a liquidation, paying bonuses [sic]”).

In the first Paragraph of the discussion, please:

•
replace the reference to “the domestic company” by a reference to Beijing Holly Sys and, if appropriate, the other companies that Gifted Time Holdings would acquire through the proposed transaction; and

•
clarify the meaning of the last sentence of the first Paragraph (“Notice 75 requires that PRC residents process the modification of foreign investment exchange registration for the interests of net assets held by PRC residents in an OSIC and its alteration condition, [sic],” etc.)

In the second paragraph, please explain how “PRC residents” “complete” or “maintain” the “foreign investment exchange registration and modification process.”

RESPONSE: The Company has modified the caption, replaced the references and revised the discussion as requested.

41.
The thirty-third risk factor at page 46 states that, “... we will have subsidiaries and/or operations in the PRC, and the BVI, and we may soon have operations in other jurisdictions.” Please explain whether the company intends to have operating subsidiary companies in the BVI and what is contemplated by the second phrase. We note in this regard a reference at page 12 of the prospectus to the possibility of using a BVI company to “structur[e] acquisitions or creat[e] subsidiaries in China and other countries as the business of Gifted Time Holdings expands ....” However, the prospectus has indicated thus far that the BVI company will be solely a holding company, created for tax purposes, with operating PRC subsidiaries that now do business in the PRC and may, in the future, also do business abroad. Please clarify the company’s business plans.

RESPONSE: The Company has revised the discussion as requested.

HLS Systems International

42.
We note that in the thirty-fourth risk factor at page 47, the prospectus states that, as a result of HLS being a foreign private issuer, it will be exempt from certain provisions applicable to U.S. public companies, including the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K. This is one of the most important risks and should be discussed in the forepart of the section. Further, please reconcile with the disclosure on page 61 that, “Because a termination of a consignment agreement would be a material event, it would be disclosed in an 8-K report.”

RESPONSE: The Company has moved the risk factor to the forepart of the section and revised the reference to Form 8-K.

43.
In the thirty-fifth risk factor, please state the assumption underlying the percentages that reflect the issuance of the earnout shares, i.e., that there are no other issuances of stock or exercise of outstanding warrants. Also indicate when the earnout shares would be issued, if ever, i.e., from 2007 through 2010. See page 4.

RESPONSE: The Company has revised the risk factor as requested.

Forward-looking Statements, page 48

44.	It appears that the reference to “other providers of crop seeds” is misplaced and should be deleted.

RESPONSE: The Company has revised the section as requested.

The Chardan Special Meeting, page 49

Voting Your Shares, page 50

45.
We note your Paragraph indicating that, “if you do not vote your shares of Chardan Common Stock ....,” is in all capital letters. All capital letters impair the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the proxy/prospectus as appropriate.

RESPONSE: The Company has revised the use of capital letters in the Registration Statement to bold face type and/or italics.

HLS Systems International

Appraisal Rights, page 52

46.
Please revise the reference to appraisal rights on page 52 to provide a cross-reference to disclosure in this document that discusses the steps needed to utilize the appraisal rights in plain English. Simply referring to the text of the law that is annexed to this document is not sufficient.

RESPONSE: The Company has revised the reference to appraisal rights to add a cross-reference to the discussion of the steps needed to exercise appraisal rights and has revised the discussion of those rights under the heading "The Redomestication Merger-Appraisal Rights."

Solicitation Costs, page 52

47.
We note that directors, officers and employees of Chardan may solicit proxies in person, by telephone or by other electronic means from the stockholders. You must file any scripts, outlines, instructions or other written materials that you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

RESPONSE: Chardan does not intend to provide written scripts, outlines, instructions or other written materials to individuals soliciting proxies. Any stockholder inquiries will be answered by reference to appropriate sections of the proxy statement/prospectus.

Consideration of the Stock Purchase Transaction, page 53

Background of the Stock Purchase, page 53

48.	At page 54, please identify the business of Chum Investment Corporation and state whether Chum will be paid a finder’s fee.

RESPONSE: The Company has revised the discussion as requested to discuss a description of the business of Chum Investment Corporation and note that Chum will be paid a consulting fee under a consulting agreement between it and HollySys dated October 15, 2005 (based on a relationship dating back to January 2005), but that it will not receive a finder’s fee from Chardan.

49.	Revise to indicate when Chardan China Acquisition Corp. concluded a business combination with State Harvest Holdings, Ltd.

RESPONSE: The Company has revised the Registration Statement to include the date of the closing of the business combination between Chardan China Acquisition Corp. and State Harvest Holdings, Ltd.

HLS Systems International

50.
We note your statement that “without a request from Chardan, Chum explored with several Chinese companies whether they might have an interest in a business combination with Chardan. At no time did Chum or anyone else provide Chardan with the identity of or any information about the potential candidates until after Chardan’s public offering was concluded on August 10, 2005.” Address in detail whether Chum directly or indirectly acted on the company’s behalf when it explored whether several Chinese companies might have an interest in a business combination with Chardan. We specifically note Chum’s preexisting relationship with the officers and directors of Chardan. We note also that Chum was aware that management of Chardan China Acquisition Corp. had organized Chardan to seek a business combination. Supplementally provide us with a detailed description of Chum’s activities when it explored whether several Chinese companies might have an interest in combining with Chardan and indicate the timing of those activities. We may have further comment.

RESPONSE: The Registration Statement now contains a more detailed description of the involvement of Chum in this transaction and makes clear that at no time did Chum act at the request of or on behalf of Chardan, either directly or indirectly, although Chardan was, of course, open to proposals that Chum made, as maximizing the number of potential business combinations reviewed could only work to the benefit of Chardan’s stockholders. As now described in the Registration Statement, Chum’s business is focused in part on helping Chinese companies to raise private equity funds and get their stock publicly traded. Chum’s discussions with its clients involve a discussion of a variety of means for doing so, from public offerings to reverse transactions to a business combination with blank check companies. Chum continues to work with Chinese companies as its clients for raising private equity funds and helping these companies go public. The Company has addressed these comments in the revised discussion.

51.	Indicate when HollySys was approached by Chum. Describe the activities between Chum and HollySys prior to HollySys’ being introduced to Chardan.

RESPONSE: The Company has revised the discussion as requested.

52.	Revise to indicate the number of candidates introduced by Chum to Chardan and briefly describe these candidates.

RESPONSE: The Company has revised the discussion as requested.

53.	Indicate the timing of when Greatace prepared the due diligence report on HollySys.

HLS Systems International

RESPONSE: The Company has revised the discussion as requested.

54.	Please revise to indicate the number of target candidates for Chardan for which Greatace prepared background investigations, industry analysis and due diligence reports.

RESPONSE: As indicated in Amendment No. 1 to the Registration Statement, Greatace prepared a preliminary report on five candidates. The Company has revised the discussion to make it clear that Greatace prepared a full due diligence package only on HollySys. Under the terms of its agreement with Chum, if the HollySys transaction does not occur, Greatace remains bound to perform due diligence on additional candidates without additional compensation.

55.	Describe in greater detail Chardan’s meetings with candidates between August 13, 2005 and October 7, 2005.

RESPONSE: The Company has added detail to the description of these meetings, which followed a typical course. Early meetings involved a high level discussion of HollySys business and the markets in which it operated, including its advantages relative to its competitors. As the meetings continued, the parties focused more on details, including those related to financial performance, all to enable the parties to reach agreement on pricing and other terms.

56.	Address in greater detail why Chardan selected HollySys as the candidate with which to pursue an acquisition.

RESPONSE: The Company has revised the discussion as requested.

57.	The discussion at page 55 refers to “the HollySys Stockholders, including representatives of Chum.” Please identify these individuals.

RESPONSE: The Company has clarified the discussion. It is Chum itself that owns a beneficial interest in HollySys through Shanghai Jinqiaotong Industrial Development Co. Ltd. Also, in response to other comments, the term “HollySys Stockholders,” which had at times been used instead of “Gifted Time Stockholders,” has been eliminated. The quoted reference was intended as a reference to Gifted Time Stockholders.

58.	Describe, in greater detail, discussions during the period between October 2005 and January 2006.

RESPONSE: The Company has revised the discussion as requested.

HLS Systems International

59.	Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

RESPONSE: The Company has revised the discussion as requested.

60.
Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of HollySys was conducted prior to or during the merger negotiations. Indicate whether any valuation of HollySys was presented to the Chardan board of directors prior to their approval of the merger on January 31, 2006. We may have further comments.

RESPONSE: The Company has revised the discussion as requested. In addition, much of the information relative to the valuation analysis and the decision of the Board of Chardan is included in other portions of the amendment, and the Company has added references to that information. As noted in the prior amendment, Chardan did not obtain a fairness opinion or other valuation of HollySys other than that performed by Kerry Propper, an officer and director of Chardan. Mr. Propper is president of a licensed broker-dealer, and by virtue of his training and experience was deemed capable of performing a valuation of HollySys.

61.	Please revise to put the paragraph addressing the discussions from December 10, 2005 to December 14, 2005 in chronological order with the other Background of the Stock Purchase disclosure.

RESPONSE: The Company has revised the discussion as requested.

Board Consideration and Approval of Transaction, page 56

62.
We note that Greatace delivered a presentation to the board of directors and a due diligence package and information regarding HollySys. Any presentations or reports prepared by management or Greatace, prior to the boards’ determination on January 31, 2006 to approve the transaction, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

HLS Systems International

RESPONSE: The Company has augmented the description of the Greatace due diligence report. The due diligence report, a market study commissioned by HollySys (which was also used in evaluating a business combination with HollySys) and the valuation analysis prepared by Kerry Propper are being provided supplementally to the staff. HLS requests that these materials be returned upon conclusion of the review.

63.
We note that certain financial information, including financial projections, was provided to Greatace, Chardan and their counsel. Provide us with copies of all non-public information received by Chardan, its affiliates and representatives that led to the execution of the merger agreement. In addition, please provide us with the basis for any conclusion that the non-public information is not material and therefore need not be disclosed.

RESPONSE: Please see the response to Comment 62. The Company believes that the material information contained in those reports has been and is being provided to the public through the discussion in the proxy statement/prospectus. Although most of that information provided in the proxy statement/prospectus is in summary form, the sheer bulk of the information, if all of it were to be provided, would more likely tend to obscure rather than illuminate the salient facts. These materials are provided with the courtesy packages provided to the staff examiners. HLS requests that they be returned upon conclusion of the staff review. The HollySys financial projections are not considered material information, principally because such projections are nothing more than estimates (prepared on the basis of various assumptions that will almost certainly be either high or low). Any publications of those numbers would have to be so heavily qualifed that no reasonable investor would put any significant importance on them. Moreover, we note that none of this information is subject to any representations or warranties in the stock purchase agreement. The Company believes that the information currently provided already fully supports the compelling value proposition for Chardan stockholders and that additional data would not add any value to the discussion.

Interest of Chardan Directors and Officers in the StockPurchase, page 56

64.	Please revise to indicate the number of warrants held by Chardan’s officers and directors. Also indicate the current market price for the warrants.

RESPONSE: The Company has added responsive disclosure under “Interest of Chardan Directors and Officers in the Stock Purchase.”

Chardan’s Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 57

65.
We note the disclosure that each member of your “board of directors has previous experience in performing due diligence of acquisition targets.” It is not clear how that disclosure is relevant in light of the disclosure in the previous pages indicating that Greatace performed the due diligence for management’s review. Please revise to clarify.

HLS Systems International

RESPONSE: The Company has revised this description to note the experience of Chardan’s board and management in evaluating the results of due diligence investigations, which was an important function for it to perform in connection with this proposed transaction.

66.
Please revise to provide a separate section addressing the board of directors’ previous experience in performing due diligence and the board of directors’ qualifications in valuing companies or advise us why the disclosure is not necessary.

RESPONSE: The Company has revised the discussion as requested.

67.
The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and an analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral with respect to the board’s conclusion.

RESPONSE: The Company has revised and expanded this discussion as requested in areas where that seemed appropriate. Rather than identifying each factor as positive or negative, the factors have been grouped under headings, one for positive factors, the other for negative factors.

68.
At the bottom of page 57, we note that because of the “complexity of those factors,” you did not “quantify or otherwise assign relative weights to the specific factors.” Please revise to clarify if the disclosure implies that quantifying the factors was too complicated a task to undertake for the benefit of your shareholders.

RESPONSE: The Company has clarified the discussion cited. As noted in the revised discussion, many of the factors considered are not amenable to quantification, and an attempt to do so would suggest a degree of precision that is not achievable or relevant. Those factors that are quantitative in nature (such as price/earnings ratios, historic growth of profits and others) have been included, but even they cannot be translated into a numerical “score” to be tallied on anything other than an arbitrary basis. Chardan believes that its approach, which was to justify the price being paid on the basis of a comparison to other companies engaged in similar businesses, then to weigh the identified positive factors of a transaction with HollySys relative to the negative factors, is the most appropriate way to provide information to stockholders for a decision on this transaction. Efforts to reduce the exercise to an abstract mathematical computation would not reflect the deliberations by the Board.

HLS Systems International

69.	To strike a more balanced presentation, include a summary of the possible disadvantages of the acquisition to the company considered by the board of directors.

RESPONSE: The Company has revised the discussion as requested to present some negative factors associated with the HollySys transaction. However, it notes that a majority of them would apply to any transaction that met the purpose that Chardan was organized to fulfill, which is to enter into a business combination with a Chinese company with principal operations north of the Yangtze River.

70.	Explain why Chardan’s board of directors decided that it was not necessary to obtain a fairness opinion regarding the agreement with HollySys.

RESPONSE: As noted in the Registration Statement, Kerry Propper is the CEO of a licensed broker-dealer, and as such has the training and qualification to perform a valuation analysis. Mr. Propper showed the Chardan Board that Chardan stockholders stood to derive substantial benefit from the transaction. Had the benefits to Chardan’s stockholders been less apparent, the Board might have chosen to incur the additional expenses associated with having a third party perform an analysis as well. However, that seemed an unnecessary expense given the compelling benefits expected.

71.
Please provide a detailed analysis as to the valuation determined by the board regarding HollySys, and how the board made the determination that the agreement was fair from a financial point of view at the time the agreement was entered into. Also, clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the stock purchase agreement without obtaining a fairness opinion. We may have further comment.

RESPONSE: The Company has expanded this discussion and cross referenced to other portions of the Registration Statement that contain additional relevant information that has been added.

HollySys’ and the HollySys Operating Companies’ record of growth and expansion and high potential for future growth, page 57

72.	We note your statement indicating that anticipated revenues for all of fiscal 2006 ending June 30, 2006 will be approximately $110 million. Revise to update this disclosure.

RESPONSE: The reference to the audited information of HollySys for the year ending June 30, 2006 has been included in place of the projection that was included in Amendment No. 1 to the Registration Statement. We note that the Board did not have 2006 financial results at the time it was evaluating the organization, so subsequently obtained information can only serve as a means of confirming the perceived benefits of the earlier decision.

HLS Systems International

73.
We note you indicate that one of the factors you considered was that HollySys had a record of growth and expansion and potential for future growth. Please clarify what you mean by growth, as well as the time frame you are using. Are you referring to increased net cash flows, net income?

RESPONSE: The Company has revised the Registration Statement to clarify that the reference is to net income, which is one of the principal bases used to determine the value of HollySys.

HollySys represents an opportunity to invest in a growing, dynamic industry, page 58

74.	Please provide support, or cite to support elsewhere in the prospectus, for the statements concerning global spending on distributed control systems and the PRC industrial industry.

RESPONSE: The Company has added a cross-reference at the end of the section to information in the Market Overview section of the Registration Statement, which contains the support for the statements.

Due Diligence Information Materials, page 59

75.
We note that Mr. Kerry Propper prepared for the board of directors an analysis of the post-transaction value of the HollySys Operating Companies. Revise to include a section that described in detail the analysis performed by Mr. Kerry Propper. The disclosure should address the various financial and comparative analyses performed by Mr. Kerry Propper and it should provide a meaningful comparison and explanation of the various methods of valuations of HollySys in a manner that allows investors to understand the relevance of the information presented and to make an informed decision concerning the proposed merger. Present, where appropriate, the range of observed multiples, exchange ratios or other pertinent computed or observed data using a mean or median approach. We may have further comment.

RESPONSE: The information sought in this comment was presented in the section titled “Satisfaction of the 80% Test,” and the Company has included a cross reference to that information. This discussion addresses the full analyses prepared and presented. Given the compelling case for entering into the transaction, more detailed analysis was not required. This analysis has been provided supplementally in response to Comment 62.

HLS Systems International

76.
The prospectus indicates that Gifted Times Holdings accepted the use of consignment agreements because of legal restrictions on the transfer of title “of some of the Beijing HollySys stock then held by certain of the stockholders of Gifted Times Holdings.” Please identify the stockholders and describe the legal restrictions in question.

RESPONSE: The Company has revised the discussion as requested.

77.
The prospectus states that, “Chardan believes that the stock consignment agreements are widely used in these instances....,” i.e., instances in which stock of a PRC company is subject to transfer restrictions. Please state the basis for this belief. Explain why the stock consignment agreements are governed by BVI rather than PRC law and discuss the enforceability of BVI court judgments in the PRC.

RESPONSE: The Company has revised the discussion as requested. The revised discussion makes it clear that while the BVI courts would have jurisdiction over the matter, the enforceability of the consignment agreements would likely be determined under Chinese law. Enforceability of foreign judgments is addressed under the heading “Enforceability of Civil Liabilities Against Foreign Persons.”

Stock Consignment Agreements, page 60

78.
It appears that the voting-together agreements essentially gave voting control of a controlling block of common stock of Beijing HollySys and Hangzhou to Mr. Wang, who will be the CEO and a director of Gifted Times Holdings and will own 19.015% of its common stock. The prospectus and the stock consignment agreements state that, although the shares of Beijing HollySys held by the parties to the voting-together agreements, other than Dr. Wang, are not subject to the transfer restrictions applicable to Dr. Wang’s shares, those parties consigned their equity interests to Gifted Times Holdings “in order to act in concert with Dr. Wang.” Please explain this statement. Because it appears that Dr. Wang will control Gifted Times Holdings, and because the consigning parties were willing to sell their shares of Hangzhou HollySys to Gifted Times, it us not clear why they would seek “to act in concert” with Dr. Wang by consigning, rather than simply selling, their shares of Beijing HollySys to Gifted Times.

RESPONSE: The Company has revised the discussion to add the requested explanation.

HLS Systems International

79.	The description of the agreements is confusing. Please discuss and clarify the following features of the agreement:

•
At page 60, the prospectus states that, under the agreements, a breaching party’s liability would include all damages and economic loss resulting from the breach, but may not exceed the amount of economic loss that the defaulting party could or should anticipate as of the date of the agreement. Please explain more specifically what the potential liability for a defaulting consignor(s) could be. We note in this regard the statement at page 61 that the agreements are “subject to enforceability and limitations of the laws and rules of PRC.” Assuming that the consignors reside in the PRC, discuss whether a PRC court would enforce a BVI court judgment obtained by a BVI company against PRC residents.

•
The prospectus states that, because Gifted Times Holdings has no specific obligations under the agreements, the provisions concerning breach primarily serve to deter breach by the consignors. At the same time, the prospectus states at page 61 that, according to PRC counsel to the HollySys Stockholders, the agreements (under BVI law) are enforceable under current PRC law, but only by the stockholders of Beijing HollySys, who may initiate legal actions in the British Virgin Islands. Please discuss the apparent inconsistency.

RESPONSE: The Company has simplified and clarified the discussion to focus on the material aspects of the consignment agreements. These revisions have either addressed or eliminated the confusing or inconsistent discussion cited by the Staff.

80.
The stock consignment agreements are entered between parties that are all British Virgin Islands entities. The disclosure indicates that the agreements will be subject to Chinese law. Please discuss whether the stock consignment agreements are also subject to the laws of the British Virgin Islands, and if so, how they will be affected.

RESPONSE: The Company has revised the discussion as requested.

Protections of Shareholders Against the Loss of Consigned Assets, p. 61

81.	Please explain how the ineligibility of any consignee [sic] to be a member of the audit committee will afford a protection to shareholders against the company’s loss of control of Beijing HollySys.

RESPONSE: The Company has revised the discussion as requested.

HLS Systems International

82.
Please identify the consignor who will be an officer and director of HLS, presumably Dr. Wang, and explain how his ineligibility to sit on the audit committee, plus the HLS code of ethics, will “prevent him from taking a decision to terminate the consignment agreement unilaterally for his own benefit.” Please discuss any legal remedies that would be available to shareholders if he should transfer his shares to a party other than HLS or cancel the relevant consignment agreement before the shares are transferred to HLS.

RESPONSE: The Company has revised the discussion as requested.

83.
The prospectus states that a termination of the consignment agreements would be a transfer of a substantial asset of HLS. We note that the asset in question appears to be an intangible, i.e., certain rights that attach to ownership of the shares of Beijing HollySys that are subject to the consignment agreements. Please confirm that the rights acquired under those agreements constitute an asset whose transfer would be subject to BVI law.

RESPONSE: The Company has revised the discussion to state that termination of the consignment agreements would be a loss of substantial rights of the Company, and the Company intends to assert that the rights under the consignment agreements constitute an asset of the Company because of their substantial value to it.

Information about the HollySys Operating Companies, page 93 Strategy, page 95

84.	At page 96, please explain the meaning of the phrase “migrate ... to” and the term “logic” in the discussion of control systems.

RESPONSE: The Company has revised the phrase “migrate … to” to “apply … to,” and the Company has revised the term “logic” to “logic problem-solving.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 104

Business Overview

85.	Please clarify the fifth full paragraph.

RESPONSE: The Company has clarified the fifth full paragraph.

86.	Consistent with the disclosure on page 109, please revise the backlog table to include the backlog as of March 31, 2006.

HLS Systems International

RESPONSE: The Company has revised the backlog table to include the backlog as of June 30, 2006, rather than including the backlog as of March 31, 2006.

Critical Accounting Policies, page 106

87.
We note from the disclosure at page 38 that the company receives various government incentives (e.g., tax benefits) for operating in certain high technology sections in China. Please revise the disclosure to discuss how these incentives have impacted operations for all periods provided (both qualitatively and quantitatively), and discuss any known trends that are reasonably expected to occur (i.e., expiration of incentives) and how they will impact future operations. Refer to Item 303 of Regulation S-K.

RESPONSE: The Company has provided responsive disclosure under “Critical Accounting Policies.”

Results of Operations, page 108

General

88.
We reviewed your revised disclosure in response to our prior comment 109. Please revise the discussion of cost of revenues and general and administrative expenses for each period to discuss the reasons behind the change in components of costs of revenues and general and administrative expenses. For example, you disclosed that labor accounted for 4.6% of integrated contract revenue versus 6.0% for the prior period; revise to disclose the factors contributing to this decrease. You disclosed that compensation to non-sales-related employees increased by $426,000; disclose the factors contributing to this increase.

RESPONSE: The Company has revised the discussion of cost of integrated contracts and general and administrative expenses to explain the reasons behind the changes in components of cost of revenue and general and administrative expenses. The Company has also correspondingly revised the discussion of the cost of integrated contracts for fiscal 2005 and 2004 and the related fluctuation analysis.

Comparison of Nine Months Ended March 31.2006 and 2005

Cost of Revenues, page 109

89.
We reviewed your response to our prior comment 112, but your response did not address our comment. We note that the company purchased a greater portion of products sold from outside vendors at higher prices relative to internally produced equipment. Clarify why purchasing products from outside vendors better satisfies customers’ needs than internally produced equipment (e.g. quality of product, configuration availability, timing of delivery, etc.).

HLS Systems International

RESPONSE: The Company has provided responsive disclosure to explain the reasons considered by HollySys in deciding whether to purchase products from outside vendors or to produce equipment internally in order to better satisfy customers’ needs.

Certain Relationships and Related Transactions, page 143

90.	Please identify Chardan Capital Partners and state the relationship, if any, between it and the other Chardan entities.

RESPONSE: The Company has revised the discussion as requested.

Beneficial Ownership, page 145

91.	Please update the information to the most recent date practicable.

RESPONSE: The Company has updated the beneficial ownership information.

Chardan North China Acquisition Corporation Financial Statements

General

92.
We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants (including the underwriter purchase option and the underlying securities) included in your initial public offering were included in the “units” being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that, if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

HLS Systems International

RESPONSE: As reflected in the Current Report on Form 8-K filed on August 29, the Company and the other parties to the agreements have revised the Warrant Agreement and the Underwriter’s Purchase Option to clarify that the parties never intended any cash settlement of these obligations. Therefore, the Company continues to believe that equity classification is appropriate.

Gifted Time Holdings Limited Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, FII-10

93.
We reviewed your response to our prior comment 124, but your response did not address our entire comment. Please revise your filing to disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties (i.e., how you determine your provision, as disclosed in response to our prior comment 129) and other post-delivery obligations and the related accounting policies. Your MD&A should include a discussion of these critical accounting policies and their impact on the financial statements.

RESPONSE: The Company has revised the MD&A to include significant contract terms and conditions and other related accounting polices. The Company also revised the MD&A to include a discussion of the critical accounting policies and their impact on the financial statements.

Inventories, FII-11

94.
We note that you recorded a provision for inventories in the current period. Please revise to disclose your policy for determining this reserve for obsolescence of inventory consistent with that disclosed on page 108.

HLS Systems International

RESPONSE: The Company has revised the footnote under “Inventories” to disclose the policy for determining the reserve for obsolescence of inventory consistent with the other disclosure.

Accounts Receivable, Other Receivable and Concentration of Credit Risk. FII-11

95.
We reviewed your response to our prior comment 125. We note that your credit terms range from 90 to 120 days. Please provide us with a detailed discussion supporting your bad debt allowance percentages, specifically discussing why you only reserve 15% of a receivable balance that is over 2 1/2 years past due. Also provide (here or in MD&A) an aging of your billed accounts receivable (consistent with the allowance buckets presented) for the balance sheet periods presented and provide a discussion for any changes you have made to your allowance methodology. Further, discuss when you anticipate billing the amounts included in unbilled accounts receivable.

RESPONSE: The description of the credit terms ranging from 90 to 120 days was an error and has been deleted. HollySys also has revised the accounting policy under “Accounts Receivable and Other Receivables.”

HollySys has not made any changes on the methodology of determining bad debt reserve during the past four years. The percentage of allowance for doubtful accounts was derived from HollySys’ historical experience and consideration on the factors surrounding HollySys’ particular operating situation. The aging of billed accounts receivable and the corresponding bad debt provision for Fiscal 2006, 2005 and 2004 are as follows:

	Under 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5+ Years
06/30/06
Ending Balance	18,117,014	4,791,406	1,452,371	313,733	625,792	476,365
Percentage	70.28%	18.59%	5.63%	1.22%	2.43%	1.85%
Reported Bad Debt Provision	360,069	219,916	220,442	179,258	295,196	476,366

06/30/05
Ending Balance	20,191,612	3,175,337	323,995	638,553	291,382	399,455
Percentage	80.70%	12.69%	1.29%	2.55%	1.16%	1.60%
Reported Bad Debt Provision	389,744	156,354	46,593	323,808	145,691	399,455

06/30/04
Ending Balance	8,841,871	1,617,717	1,249,505	404,118	306,327	314,427
Percentage	69.44%	12.70%	9.81%	3.17%	2.41%	2.47%
Reported Bad Debt Provision	170,169	80,358	192,908	202,059	153,163	314,427

HLS Systems International

HollySys adopted a simple method to determine the proper percentage of bad debt reserve for accounts receivable balance at June 30, 2006. HollySys believed that the uncollected balance aging within one year at June 30, 2004 should be reflected in balance aging between 2-3 years at June 30, 2006.

The balance aging within one-year at June 30, 2004 was $8.84 million and the balance aging between 2-3 years at June 30, 2006 was $1.45 million. HollySys inferred that there was an accumulated collection of $7.38 million over two years, or at June 30, 2006 approximately 16.43% of $8.84 million at June 30, 2004 was not collected over two years. Therefore, 15% could be a reasonable indicator of bad debt reserve percentage for HollySys to estimate the proper bad debt reserve for the balance of $1.45 million aging between 2-3 years at June 30, 2006.

Similarly, the balance aging between 1-2 years at June 30, 2004 was $1.62 million and the balance aging between 3-4 years at June 30, 2006 was $314,000. HollySys inferred that there was an accumulated collection of approximately $1.3 million, or 19.39% of $1.62 million had not been collected at June 30, 2006 over two years. HollySys’ historical experience indicates that the future collection of amount aging between 3-4 years could be worse than the calculated collection of 80.61% presented above. Therefore, HollySys generally provided a 50% of bad debt reserve for the amount aging between 3-4 years.

Similarly, the balance aging between 2-3 years at June 30, 2004 was $1.25 million and the balance aging between 4-5 years at June 30, 2006 was $626,000. HollySys inferred that there was an accumulated collection of approximately $623,000, or 50.08% of $1.25 million had not been collected at June 30, 2006 over two years. Therefore, a 50% could be a reasonable indicator of bad debt reserve percentage for HollySys to estimate the proper bad debt reserve for the balance of $626,000 aging between 4-5 years at June 30, 2006. In addition, HollySys believed that the above 50% of bad debt reserve for the amount aging between 3-4 years would provide an adequate reserve for the aggregated balances of receivable aging between 3-5 years at June 30, 2006.

For the balance aging over 5 years, HollySys provided 100% reserve and believes that doing so was proper. Regarding the 2% for balance within one year and 5% for balance aging between 1-2 years were consistent with HollySys’ historical practice over years.

In addition, the Company also reviews any specific accounts on a case-by-case basis for the purpose to providing specifically identified allowance.

Finally, from the following roll forward table of allowance for doubtful accounts, it was indicative that during the time period of two years, certain reserved accounts receivable were collected and the certain write-offs incurred only in fiscal 2006. Therefore, HollySys determined that the allowance for doubtful accounts was adequate at June 30, 2004, 2005, and 2006, respectively.

	June 30,
	2004	2005	2006

Beginning balance	$799,977	$1,113,084	$1,461,645
Additions charged to expense	313,107	460,926	664,282
Recovery	-	(112,365)	(179,059)
Write-off	-	-	(195,621)

Ending balance	$1,113,084	$1,461,645	$1,751,247

HLS Systems International

HollySys bills to a customer in accordance with the amount specified under the contract from the unbilled accounts receivable when the performance of a contract has reached a milestone. Typically the unbilled amounts are expected to be billed within one year and the last billing to be issued to a customer will be at the expiration date of warranty period.

Note 5 - Long-Term Investments. FII-19

96.
We reviewed your response to our prior comment 127. Please provide us with the agreements, highlighting the relevant sections, supporting the minority shareholders’ participation rights underlying your conclusions under EITF 96-16 for both Shenzhen HollySys and HollySys Zhonghoa. In addition, provide us with the Beijing TechEnergy agreement, highlighting the relevant sections, supporting your conclusion on your accounting treatment.

RESPONSE: HollySys has provided the staff supplementally with copies of the Articles of Association of Beijing TechEnergy and the shareholder agreements of Shenzhen HollySys and HollySys Zhonghao, highlighting the relevant sections in each of these agreements that support the conclusion on HollySys’ accounting treatment.

97.
In connection with the comment above, tell us if the minority shareholders in Beijing HollySys and Hangzhou HollySys have similar arrangements which would preclude consolidation of such entities. Provide a detailed discussion and provide us with the agreements, highlighting the minority shareholders participation rights, if applicable.

RESPONSE: Minority shareholders in Beijing HollySys and Hangzhou HollySys do not have similar arrangements that would preclude consolidation of such entities.

Proxy Card

98.	Revise the proxy to state in bold face type how the shares represented by the proxy will be voted if no choice is specified.

RESPONSE: The Company has revised the proxy to state in bold face type how the shares represented by the proxy will be voted if no choice is specified.

HLS Systems International

Part II

Exhibits

99.	Please file your legality opinion with your next amendment. Please note that we will review the legal opinion and will issue comments, if any, on the filed exhibit.

RESPONSE: The Company has filed the legality opinion as Exhibit 5.1.

Exhibit 8.1 Tax Opinion of DLA Piper Rudnick Gray Cary

100.
We note your statement in the penultimate Paragraph that, “nor do we hereby admit that we are experts with respect to any part of the Registration Statement within the Securities Act or the Rules.” We also note your statement that “we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act....” The first phrase noted above appears to be redundant of the same non-admission that the firm is an expert within the meaning of Section 7. Please revise to delete your statement that “nor do we hereby admit that we are experts with respect to any part of the Registration Statement within the Securities Act or the Rules.”

RESPONSE: The Company has filed a revised opinion as requested.

101.
The limitation in the last sentence in the last Paragraph of the DLA Piper opinion that “this opinion may not be relied upon or utilized for any other purpose or by any other person or entity without our prior written consent” is inappropriate. Investors should be able to rely on the opinion. Please file a revised opinion without this limitation.

RESPONSE: The Company has filed a revised opinion as Exhibit 8.1.

102.	Revise to indicate that the tax opinion has been executed. See Rule 302 of Regulation S-T.

RESPONSE: The tax opinion has been revised to indicate that it has been executed.

Exhibit 2.2. Stock Purchase Agreement, as amended

103.	Although the response letter states that copy of the executed agreement has been provided, we are unable to locate an executed copy. Please attach one to the next amendment.

HLS Systems International

RESPONSE: The Company has provided an executed copy of the Stock Purchase Agreement with the Registration Statement.

104.
We note that Beijing HollySys is identified in the recitals at page 1 and Annex A as a PRC corporation with limited liability. The prospectus, however, describes the company as a joint stock company. Please explain.

RESPONSE: The identification of Beijing HollySys as a PRC corporation with limited liability in the recitals at page 1 of Annex A is an error. Beijing HollySys currently is a joint stock company, and after the closing of the stock purchase transaction, Beijing HollySys will be converted to a limited liability company. If the parties decide to amend the Stock Purchase Agreement in the future, they will correct that minor error.

105.
We note that Section 4.4, concerning consents and approvals, requires that “... the execution and delivery of the Transaction Documents by the HollySys Stockholders do not, and the performance of the Transaction Documents by each of them will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents ... or to make such filings ... would not prevent any of them from performing any of their materials obligations under the Transaction Documents and would not cause a HollySys Material Adverse Event.” Please advise us what is contemplated by the “except” clause and explain the types of matters that would be within its scope. We note in this regard that Section 3.2 defines the term “HollySys Material Adverse Effect” very broadly.

RESPONSE: Section 4.4 of the Stock Purchase Agreement is one of the representations and warranties of the HollySys Stockholders. This section addresses the need for "any consent, approval, authorization, or other action by, or filing with or notification to any Governmental Authority." The "except" clause excludes the need to address consents, approvals, authorizations or other actions by, or filings with or notifications to Governmental Authorities where the failure to take such action or obtain such consent would not (1) prevent the stockholder from performing their material obligations or (2) cause a HollySys Material Adverse Effect. The staff is correct that "HollySys Material Adverse Effect" is defined broadly. Through this provision, Chardan was focusing on identification of important consents - those that would prevent the transfer of the interests intended to be transferred and those that would have a material adverse effect on HollySys. For example, if the failure to obtain a particular consent or to make a filing only resulted in a monetary fine imposed on the HollySys Stockholder, but permitted HLS to enjoy the intended benefits of the transaction and didn't have a material effect on the assets, operations, financial condition, liquidity or prospects of HollySys or its business, then Chardan would have little interest in that matter.

HLS Systems International

106.	Please advise us what is contemplated by subsections (e) and (f) of Section 6.4 of the agreement.

RESPONSE: Subsections (e) and (f) of Section 6.4 of the Stock Purchase Agreement are contractual provisions relating to the potential enforcement of the referenced portions of Section 6.4. Subsection (e) provides acknowledgement of the potential for enforcing those provisions through injunctive relief. While the parties to the contract cannot guarantee that a Governmental Authority would specifically enforce those provisions, they have (through this subsection) agreed among themselves as to the availability of that remedy and have acknowledged and agreed among themselves to certain predicate facts that may be needed to obtain injunctive relief. Subsection (f) represents an acknowledgment that the obligations referenced in the cited provisions (particularly the non-compete provisions of subsection (d)) may be construed by a court or other Governmental Authority as being too broad to be enforced as written, but that the court or other Governmental Authority may be inclined to enforce a more narrow set of restrictions. If that were to be the case, than instead of having the restrictions being ignored (such as being determined to be contrary to public policy), the parties have noted through subsection (f) their agreement to have the court or Governmental Authority enforce those restrictions to a lesser extent if that is the most the court or Governmental Authority would be prepared to enforce.

Exhibit 10.12 Amended and Restated Reorganization Agreement

107.	At page 2, please advise us of the meaning of 4. Assurance.

RESPONSE: Clause 4 (Assurance) of the Reorganization Agreement confirms that the parties will vote together pursuant to the voting-together agreements previously entered into by the parties.

We believe that this response addresses the comments raised by the Staff. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (619) 677-1443.

Very truly yours,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Douglas J. Rein

Douglas J. Rein